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16013574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC 416

SEC FILE NUMBER
8- 69289

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/06/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OpenbondX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Arthur Godfrey Road, Suite 103
(No. and Street)

Miami Beach (City) Florida (State) 33140 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Jacobs (305) 517-5942
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAS Partners
(Name – *if individual, state last, first, middle name*)

15800 Pines Blvd, Suite 3002 (Address) Pembroke Pines (City) Florida (State) 33027 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of FL county of Miami-Dade

OATH OR AFFIRMATION

I, John Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OpenbondX, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of FL county of Miami Dade


DEAN DANIEL LERER
Notary Public, State of Florida
Commission# FF 233869
My comm. expires May 21, 2019

Signature

Chief Financial Officer

Title

Notary Public

verified with valid Florida Driver License Class E

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPENBONDX, LLC

(SEC Identification No. 8-69289)

Financial Statements

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission.

OPENBONDX, LLC

Table of Contents



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX, LLC

We have audited the accompanying statement of financial condition of OpenBondX LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period beginning October 6, 2014 to December 31, 2015. These financial statements are the responsibility of OpenBondX, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OpenBondX, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period beginning October 6, 2014 to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Statement of Computation of Net Capital Requirements, Schedule II - Statement of Computation of Basic Capital Requirements, Schedule III - Reconciliation of Net Capital and Schedule IV - Computation of Aggregate Indebtedness, Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of OpenBondX LLC's financial statements. The supplemental information is the responsibility of OpenBondX LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAS Partners LLC

Pembroke Pines, Florida

February 29, 2016

OPENBONDX, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 4,708,782
Prepaid expenses	2,000
Furniture, fixture and equipment, at cost, less accumulated depreciation of $7,845	9,694
Other assets	683,500
Total assets	$ 5,403,976

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 43,254
Total liabilities	43,254
Members' equity	5,360,722
Total liabilities and member's equity	$ 5,403,976

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Statement of Operations
For The Period October 6, 2014 to December 31, 2015

Revenues	$ -
Operating expenses:	
Compensation and employee benefits	905,362
Cloud and computing	42,622
Market operations	88,172
Office expense	8,271
Professional fees	77,214
Promotional expenses	88,461
Recruiting expenses	9,332
Regulatory expenses	11,577
Rent	21,963
Taxes and licenses	1,159
Telecommunication	34,187
Travel and entertainment	7,894
Depreciation and amortization	33,962
Total operating expenses	1,330,176
Other income	-
Net loss before provision for income taxes	(1,330,176)
Provision for income taxes	-
Net loss	$ (1,330,176)

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Statement of Changes in Subordinated Borrowings
For The Period October 6, 2014 to December 31, 2015

Subordinated borrowings at October 6, 2014	$ -
Changes during the period	0
Subordinated borrowings at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Statement of Changes in Members' Equity
For The Period October 6, 2014 to December 31, 2015

Balance, October 6, 2014	$ 1,030,829
Net loss	(1,330,176)
Member advance	100,000
Capital contributions	5,560,069
Balance, December 31, 2015	$ 5,360,722

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Statement of Cash Flows
For The Period October 6, 2014 - December 31, 2015

Cash flows from operating activities:	
Net loss	$(1,330,176)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	33,962
(increase) decrease in operating assets and liabilities:	
Prepaid expenses	3,000
Other assets	(500,000)
Accounts payable and accrued expenses	33,783
Net cash used in operating activities	(1,759,427)
Cash flows from investing activities:	
Purchase of equipment	(424)
Net cash used in investing activities	(424)
Cash flows from financing activities:	
Member contributions	5,560,069
Member advance	100,000
Net cash provided by financing activities	5,660,069
Net cash increase for period	3,900,214
Cash at beginning of period, October 6, 2014	808,568
Cash at end of period, December 31, 2015	$ 4,708,782

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Company Organization and Nature of Business

OpenBondX, LLC (the Company) is a Financial Industry Regulatory Authority (FINRA) and Securities Exchange Commission (SEC) registered broker-dealer. The Company is also registered with the SEC as an alternative trading system (ATS) providing a matching platform for subscribers to trade corporate bonds. The Company introduces and clears all trades through SG Americas Securities, LLC (SGAS), a wholly owned subsidiary of Société Générale.

Note 2 - Summary of Significant Accounting Policies

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("the FDIC") limit of $250,000. At December 31, 2015, the Company exceeded the federally insured limit by $4,458,782.

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the accompanying financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The company is organized as a Limited Liability Company. As such, all Company income and losses are passed through to the members.

Clearing Deposit

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with SG Americas Securities, LLC (SGAS), a wholly owned subsidiary of Société Générale. The company is required by its clearing firm, SGAS, to hold a clearing deposit at the clearing firm of $500,000. This is included in other assets on the statement of financial condition.

Furniture, Fixture and Equipment

Furniture, fixture and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Furniture, fixture and equipment consist of computer hardware, office equipment, and furniture and fixtures, which are depreciated over three to seven years.

Organization Costs

Organizations costs are carried at cost and are amortized over ten years.

OPENBONDX, LLC
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

OPENBONDX, LLC
Notes to Financial Statements
December 31, 2015

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of a minimum "net capital" equivalent to $100,000, or 6 2/3% of the "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2015, the Company had net capital of $5,047,528, which was $4,947,528 in excess of its requirement.

Note 5 - Furniture, Fixture and Equipment

The major classifications of fixed assets are as follows:

Furniture, fixtures and equipment	$ 17,539
Total Furniture, fixture and equipment	17,539
Less Accumulated Depreciation	(7,845)
Furniture, fixtures and equipment, net	$ 9,694

Note 6 - Commitments and Contingencies

(a) Leases

The Company leases its premises under an operating lease which expires on May 31, 2016. The Company renews its lease annually. As of December 31, 2015, the future minimum lease payments were $7,824.

(b) Litigation

The Company is not involved in any litigation at the time of the audit completion.

OPENBONDX, LLC
Notes to Financial Statements
December 31, 2015

Note 7 - Other Assets

As of December 31, 2015, other assets consist of the following:

Clearing deposit	$	500,000
Organizational costs, net of accumulated amortization of $58,000		182,000
Security deposit		1,500
Total other assets	$	683,500

Note 8 - Subsequent Events

The Company has evaluated subsequent events from December 31, 2015 through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

SUPPLEMENTARY INFORMATION

OPENBONDX, LLC
Schedule I
Statement of Computation of Capital Requirement
December 31, 2015

Total assets	$	5,360,722
Less: Ownership equity not allowable for net capital		100,000
Net capital before other charges against capital:		5,260,722
Furniture, fixture and equipment, net		9,694
Prepaid expenses		2,000
Other assets - organizational costs, net		182,000
Other assets - security deposits		1,500
Other charges - excess fidelity bond		18,000
Total charges against capital		213,194
Net capital	$	5,047,528

Schedule II
Statement of Computation of Basic Capital Requirement
December 31, 2015

Net capital	$	5,047,528
Net capital required		100,000
Excess net capital	$	4,947,528

The accompanying notes are an integral part of these financial statements.

OPENBONDX, LLC
Schedule III
Reconciliation of Net Capital
December 31, 2015

Net capital per audited financial statements (note 4)	$	5,047,528
Net capital per focus report - part II A		5,047,528
Net difference	$	-

Schedule IV
Computation of Aggregate Indebtedness
December 31, 2015

Total liabilities from statement of financial condition	$	43,255
Percentage of aggregate indebtedness to net capital		0.86%

The accompanying notes are an integral part of these financial statements.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX, LLC,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OpenBondX, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OpenBondX, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (the "exemption provisions") and (2) OpenBondX, LLC stated that OpenBondX, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OpenBondX, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OpenBondX, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAS Partners LLC

Pembroke Pines, Florida

February 29, 2016



29 February 2016

15c3-3 Exemption Report Pursuant to SEC Rule 17a-5(d)(2)

Pursuant to the requirements of SEC Rule 17a-5(d)(2) and (d)(4), for the period of October 6, 2014[1] through December 31, 2015, OpenBondX (or the "Firm"):

1. The Firm operates under with the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3;
2. The Firm has met and complied with the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3;
3. No exceptions to the Firm's exemptions from the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3 were noted

Affirmation

I, John Jacobs, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: CFO and FINOP, OpenBondX LLC

Date: 29 February 2016

[1] The Firm's stub period of October 6, 2014 through December 31, 2014 was incorporated into the calendar year 2015 audited report by complying with the conditions of SEC Rule 17a-5(d)(6).

BOND

29 February 2016

SEC Headquarters
100 F Street, NE
Washington, DC 20549
(202) 942-8088

SEC Miami Regional Office
Eric I. Bustillo, Regional Director
801 Brickell Ave., Suite 1800
Miami, FL 33131
(305) 982-6300

Dear Sir/Madam:

Attached please find the annual audited report, as required under SEC Rule 17a-5, for OpenBondX LLC, CRD # 168100, SEC file number 8-69289.

Feel free to contact me at 305.517.5942 or jj@openbondx.com if you have any questions.

Regards,



John Jacobs
Chief Operating Officer
OpenBondX LLC